                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-9
                               (AMENDMENT NO. 4)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 WAVERLY, INC.
                           (NAME OF SUBJECT COMPANY)

                                 WAVERLY, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $2.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   943614107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EDWARD B. HUTTON, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            351 WEST CAMDEN STREET
                          BALTIMORE, MARYLAND  21117
                                (410) 528-4000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                          WASHINGTON, D.C. 20005-2111
                                 (202) 371-7000

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     This Amendment No. 4 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Waverly, Inc., a Maryland corporation (the "Company"), filed with the Securities and Exchange Commission on February 18, 1998, as amended, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share (the "Shares"), of the Company (the "Offer"), by MP Acquisition Corp., a Maryland corporation ("Newco") and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND

     Item 3 is hereby amended by adding thereto the following:

     Waiver Agreement

     On May 6, 1998, the Company, Newco and Wolters Kluwer entered into a letter agreement (the "Waiver Agreement") whereby Wolters Kluwer and Newco waived certain provisions of the Merger Agreement and the Stock Option Agreement relating to the exercise of options to purchase Shares ("Options") and the issuance of Shares by the Company pursuant to the exercise of Options. The following summary of the Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Waiver Agreement which is attached as Exhibit 10 hereto and is incorporated by reference.

     Pursuant to the Waiver Agreement, Wolters Kluwer and Newco agreed to waive provisions of the Merger Agreement that prohibit the Company from (i) issuing any new Shares; (ii) taking any action to issue new Shares; and (iii) authorizing or recommending, proposing or announcing any intention to issue new Shares. In addition, Wolters Kluwer and Newco agreed to waive provisions of the Stock Option Agreement in which (i) Stockholders represent they have title to the Shares they will tender; (ii) Stockholders agree they will not acquire additional Shares; and (iii) Stockholders agree they will not exercise their Options. Such waiver shall be effective (A)

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only to the extent necessary (i) to permit any holder of an Option to exercise such Option and (ii) for the Company to issue Shares pursuant to such exercise, and (B) as to each Option holder, only if the Company obtains from such holder an acknowledgment and agreement by such holder, enforceable by and for the benefit of Wolters Kluwer and Newco, that such holder will tender into and not withdraw from the Offer the Shares received upon such exercise. Subject to the other conditions to the Offer, Wolters Kluwer and Newco have agreed to pay the Offer Price (as defined in the Merger Agreement) with respect to each such Share tendered and not withdrawn in the Offer.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by the addition of the following exhibit thereto:

     Exhibit 10: Waiver Agreement, by and among the Company, Wolters Kluwer and Newco, dated May 6, 1998.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 8, 1998

                     WAVERLY, INC.

                     By: /s/ Edward B. Hutton, Jr.
                         --------------------------------------
                          Name:  Edward B. Hutton, Jr.
                          Title: President and Chief Executive
                                   Officer

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                                 EXHIBIT INDEX
                                 -------------

Exhibit No.         Description
-----------         -----------

Exhibit 10 Waiver Agreement, by and among the Company, Wolters Kluwer and Newco, dated May 6, 1998.

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Exhibit 10
----------

                                  May 6, 1998


Mr. Peter W. van Wel
Wolters Kluwer U.S. Corporation
161 North Clark Street
Chicago, IL 60601

Bruce C. Lenz
MP Acquisition Corp.
161 North Clark Street
Chicago, IL 60601

Dear Messrs. van Wel and Lenz:

          Reference is made to the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 10, 1998 by and among Wolters Kluwer U.S. Corporation ("Parent"), MP Acquisition Corp. ("Newco") and Waverly, Inc. (the "Company") and to the Stock Option and Tender Agreement (the "Option and Tender Agreement") dated February 10, 1998 by and among Parent, Newco and the stockholders set forth on Schedule I thereof (the "Stockholders").

          By signing below, Parent and Newco confirm that subject to the terms and conditions set forth in this paragraph, each of them hereby waives Sections 5.1(i) (which prohibits the Company from issuing any new shares of the Company's Common Stock, par value $2.00 per share (the "Shares")), 5.1(xi) (which prohibits the Company from taking any action to issue new Shares) and 5.1(xii) (which prohibits the Company from authorizing, recommending proposing or announcing any intention to issue new Shares) of the Merger Agreement and Sections 3.3 (which relates to the Shares held by the Stockholders), 3.4 (which states that the Stockholders presently have title to the Shares they will tender), 5.1 (which states that the Stockholders will not acquire any more Shares) and 8 (which states that the Stockholders will not exercise any of their options and will accept the cash payment described above in exchange for the options) of the Option and Tender Agreement. Such waiver shall be effective (A) only to the extent necessary (i) to permit any holder of any option to purchase Shares to exercise such options and (ii) for the Company to issue Shares pursuant to such exercise, and (B) as to each such holder, only if the Company obtains from such holder (simultaneously with the notice of exercise and prior to any issuance of Shares to such holder) an acknowledgment and agreement by such holder enforceable by and for the benefit of Parent and Newco that such holder will tender into and not withdraw from the Offer the Shares received upon such exercise. Subject to the other conditions to the Offer, Parent and Newco agree to pay the Offer Price (as defined in the Merger Agreement) with respect to each such Share tendered and not withdrawn in the Offer. Nothing contained herein shall waive the obligation of the Stockholders, including with respect to Shares obtained upon exercise of the options, to tender and not withdraw their Shares.

          A list of currently outstanding stock options is attached as Exhibit A hereto.


                              Very truly yours,

                              /s/ E. Philip Hanlon
                              -------------------

                              E. Philip Hanlon
                              Vice President and
                              Chief Financial Officer

Agreed to and accepted:

WOLTERS KLUWER U.S.           MP ACQUISITION CORP.
CORPORATION

By: /s/ Peter van Wel         By: /s/ Bruce C. Lenz
    -----------------             -----------------
    Peter van Wel                 Bruce C. Lenz
    President                     Vice President




cc:  Arnold J. Schaab, Esq.
     Pryor, Cashman, Sherman & Flynn
     410 Park Avenue
     New York, NY 10022
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